STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

January 31, 2008

Job Number
C20080131-3957

Corporation Number
C2817-1971

Filing Description

Amendment

Document Filing Number

20080073966-81

Date/Time of Filing

January 31, 2008 03:40:28 PM

Corporation Name

SUNWAY GLOBAL INC.

Resident Agent

INCORP SERVICES, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080073966-81
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/31/2008 3:40 PM
	Entity Number C2817-1971

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

National Realty and Mortgage, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article I - name of corporation is changed to "Sunway Global Inc."

Article IV - see attached amendment

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: majority of common stock

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on 01/01/07

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NATIONAL REALTY AND MORTGAGE, INC.

The undersigned, Chief Executive Officer of the National Realty and Mortgage, Inc. (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is:

NATIONAL REALTY AND MORTGAGE, INC.

SECOND: The Articles of Incorporation of the Corporation is hereby amended by changing the name of the Corporation in Article I to:

SUNWAY GLOBAL INC.

THIRD: The Articles of Incorporation of the Corporation is hereby amended by replacing Article IV, in its entirety, with the following:

ARTICLE IV

CAPITAL STOCK

1. Number of Authorized Shares. The total number of shares of stock which the Company shall have authority to issue is (a) 100,000,000 shares of common stock, $.0000001 par value per share ("Common Stock") and (b) 1,000,000 shares of preferred stock, $.0000001 par value per share ("Preferred Stock"). The Board may issue Preferred Stock from time to time in one or more series, each series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, anticipating, optional or other special rights and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the issue of such series.

2. Common Stock. The authorized number of shares of Common Stock shall be 100,000,000 shares. The Board of Directors of the Company may authorize the issuance of Common Stock from time to time subject to the foregoing. Shares of Common Stock that are redeemed, purchased or otherwise acquired by the Company may be reissued except as otherwise provided by law.

The issued and outstanding shares of the Corporation's common stock as of January 10, 2008 shall be reverse split, on a one-for-86.3035 share ratio, with each 86.3035 currently issued and outstanding shares of the Company's common stock being replaced by one post-split common stock. No fractional shares of Common Stock will be issued in connection with the Reverse Split. All fractional share amounts resulting from the Reverse Split will be rounded up to the next whole new share. Par value shall remain unchanged. All other rights and privileges of the common stock shall remain unchanged.

3. Dividends and Distributions. Subject to the preferences applicable to Preferred Stock outstanding at any time, the holders of shares of Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board from time to time out of assets or funds of the Company legally available therefore, provided the holders of shares of Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described below.

4. Voting Rights.
        (a)   Each share of Common Stock shall entitle the holder thereof to one (1) vote on all matters

submitted to a vote of the shareholders of the Company.

(b)   The holders of shares of Common Stock shall vote together as one Class on all matters submitted to a vote of shareholders of the Company, except as otherwise required by applicable law.

5.   <u>No Cumulative Voting, Conversion, Redemption or Preemptive Rights</u>. The holders of Common Stock shall not have any cumulative voting, conversion, redemption or preemptive rights.

6.   <u>Distributions Upon Liquidation</u>. In the event of any dissolution, liquidation or winding up of the affairs of the Company in accordance with applicable law, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the remaining assets and funds of the Company shall be divided among and paid to the holders of shares of Common Stock on a pro rata basis in accordance with their respective interests.

FOURTH: The Amendment of the Certificate of Incorporation herein shall be effective as of February 5, 2008. This Amendment certified has been duly adopted at a meeting of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Amended and Restated Articles of Incorporation, as amended, to be signed by Bo Liu, its Chairman, CEO, and Director this 25th day of January, 2008.

NATIONAL REALTY AND MORTGAGE, INC.

By: /s/ Bo Liu
Bo Liu, Chief Executive Officer



STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

January 31, 2008

Job Number	Corporation Number	
C20080131-3957	C2817-1971	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Annual List	20080071617-22	January 31, 2008 03:40:28 PM

Corporation Name	Resident Agent
SUNWAY GLOBAL INC.	INCORP SERVICES, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

National Realty and Mortgage, Inc.
(Name of Corporation)

FILE NUMBER
C2817-1971

Filed in the office of	Document Number 20080071617-22
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/31/2008 3:40 PM
	Entity Number C2817-1971

FOR THE FILING PERIOD OF 10/2007 TO 10/2008

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

Incorp Services, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, NV 89120-3481

A FORM TO CHANGE RESIDENT AGENT INFORMATION CAN BE FOUND ON OUR WEBSITE: secretaryofstate.biz

Important: Read instructions before completing and returning this form.

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

[X] **Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to resident agent.)**

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors and all directors must be named. Have an Officer sign the form. *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the filing fee. Fee is based upon the current total authorized stock as explained on the Annual List Fee Schedule for Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. Make your check payable to the Secretary of State. Your canceled check will constitute a certificate to transact business.
5. Ordering Copies: If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A copy fee of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
6. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201, (775) 684-5708.
7. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

CHECK ONLY IF APPLICABLE

[X] This corporation is a publicly traded corporation. The Central Index Key number is: 0001096840

[ ] This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)		
Bo Liu	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
Software Park, Hi-tech Industry Dev. Zone	Daqing, Heilongjiang	China	
NAME	**TITLE(S)**		
Weishan Sun	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
Software Park, Hi-tech Industry Dev. Zone	Daqing, Heilongjiang	China	
NAME	**TITLE(S)**		
Sam Sheng	TREASURER (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
Software Park, Hi-tech Industry Dev. Zone	Daqing, Heilongjiang	China	
NAME	**TITLE(S)**		
Deli Liang	DIRECTOR		
ADDRESS	**CITY**	**ST**	**ZIP**
Software Park, Hi-tech Industry Dev. Zone	Daqing, Heilongjiang	China	

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X *Bo Liu*

Signature of Officer

Title: President and CEO

Date 1/31/08

Nevada Secretary of State Form Annual List Profit

NV208 - 1/26/2007 C T System Online